Mail Stop 3561

March 23, 2009

Mr. Richard Jagodnik, CEO
Diagnostic Imaging International Corp
848 N. Rainbow Blvd. #2494
Las Vegas, NV 89107

> **Re:** **Diagnostic Imaging International Corp**
> **Item 4.01 Form 8-K**
> **File No. 333-136436**

Dear Mr. Jagodnik:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Blaise Rhodes
Staff Accountant